UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒  Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: 06-30-2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I-- REGISTRANT INFORMATION

Vertical Computer Systems, Inc.

Full Name of Registrant

Scientific Fuel Technologies, Inc.

Former Name if Applicable

101 West Renner Road, Suite 300

Address of Principal Executive Office (Street and Number)

Richardson, TX 75082

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Registrant has experienced delays in computing and quantifying required amounts and disclosures of derivative liabilities related to the issuance and extensions of convertible debentures. Accordingly, the Registrant is unable to file its Form 10-Q on or before the prescribed filing date. The Registrant expects to file the Form 10-Q within five days after the prescribed filing date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Wade	(972) 437-5200
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐ No

Estimated net loss before non-controlling interest and income taxes for the six months ended June 30, 2017 was approximately $174,000 higher than the six months ended June 30, 2016. The increase is primarily attributable to a decrease in gross profit of approximately $69,000, an increase in selling, general and administrative expenses of approximately $507,000 primarily related to higher compensation expense due to non-cash stock compensation to employees and contractors and increased salary expense as we are no longer capitalizing software development expenses, a $36,000 gain on debt extinguishment in 2016, an increase in interest expense of approximately $94,000 primarily related to amortization of non-cash discounts computed on convertible debt and interest on new debt. These increases were partially offset by bad debt recovery of approximately $77,000, a $444,000 gain on revaluation of derivative liabilities, and a reduction of $11,000 in forbearance fees.

Vertical Computer Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 14, 2017	By: /s/ Richard Wade
Richard Wade,
President and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)

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